UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33698

TRIPLECROWN ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

970 West Broadway, PMB 402 Jackson, Wyoming 83001 307-633-2831
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock Common Stock Purchase Warrants Units, each consisting of one share of Common Stock and one Common Stock Purchase Warrant
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: Zero (0) holders of record of the common stock, common stock purchase warrants and units.*

Pursuant to the requirements of the Securities Exchange Act of 1934 Cullen Agricultural Holding Corp. (as successor to Triplecrown Acquisition Corp.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

January 2, 2010	By:	/s/ Eric Watson
Date		Eric J. Watson Chief Executive Officer Cullen Agricultural Holding Corp.

*
On October 22, 2009, Triplecrown Acquisition Corp. (“Triplecrown”) merged into Cullen Agricultural Holding Corp. (“CAH”), with CAH surviving, and holders of securities of Triplecrown became holders of like securities of CAH.